Exhibit 99.3

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this “Agreement”), dated as of February __, 2023, by and among ParcelPal Logistics Inc., a corporation duly incorporated under the laws of the Province of British Columbia, with headquarters located at with headquarters located at 1111 Melville Street, Suite 620, Vancouver, BC V6A 2S5, Canada (the “Company”), and each Investors identified on the signature pages hereto (individually, an “Investor” and collectively, the “Investors”).

BACKGROUND

A.          The Company and the Investors are executing and delivering this Agreement in reliance upon the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 of Regulation D (“Regulation D”) as promulgated by the United States Securities and Exchange Commission (the “SEC”) under the Securities Act.

B.           Each Investor, severally and not jointly, wishes to purchase, and the Company wishes to sell, upon the terms and conditions stated in this Agreement, (i) that aggregate number of common shares, no par value per share, of the Company set forth on such Investor’s signature page to this Agreement shall collectively be referred to herein as the “Common Shares” and (ii) warrants, in substantially the form attached hereto as Exhibit A (the “Warrants”) to acquire up to that number of additional Common Shares set forth on the signature page of each Investor (the Common Shares issuable upon exercise of or otherwise pursuant to the Warrants issued to the Investors, collectively, the “Warrant Shares”).

C.            The Common Shares, the Warrants and the Warrant Shares issued or issuable pursuant to this Agreement are collectively referred to herein as the “Securities.”

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and the Investors agree as follows:

ARTICLE I
DEFINITIONS

1.1  Definitions.  In addition to the terms defined elsewhere in this Agreement, the following terms have the meanings indicated:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 144 under the Securities Act.

“Agreement” has the meaning set forth in the Preamble.

“Business Day” means any day other than Saturday, Sunday, any day which shall be a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Closing” means the closing of the purchase and sale of the Securities pursuant to Section 2.1.

“Closing Date” means the date and time of the Closing and shall be on such date and time as is mutually agreed to by the Company and each Investor.

“Company” has the meaning set forth in the Preamble.

“Common Shares” has the meaning set forth in the Preamble.

“Convertible Securities” means any stock or securities (other than Options) convertible into or exercisable or exchangeable for Common Shares.

“Disclosure Materials” has the meaning set forth in Section 3.1(g).

“6-K Filing” has the meaning set forth in Section 4.4.

“Eligible Market” means any of the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market or OTC Bulletin Board.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“IFRS” has the meaning set forth in Section 3.1(g).

“Indebtedness” has the meaning set forth in Section 3.1(w).

“Intellectual Property Rights” has the meaning set forth in Section 3.1(t).

“Investor” has the meaning set forth in the Preamble.

“Lien” means any lien, charge, claim, security interest, encumbrance, right of first refusal or other restriction.

“Losses” means any and all losses, claims, damages, liabilities, settlement costs and expenses, including, without limitation, reasonable attorneys’ fees.

“Material Adverse Effect” means (i) a material adverse effect on the results of operations, assets, business, prospects or financial condition of the Company and the Subsidiaries taken as a whole on a consolidated basis or (ii) material and adverse impairment of the Company’s ability to perform its obligations under any of the Transaction Documents, provided, that none of the following alone shall be deemed, in and of itself, to constitute a Material Adverse Effect:  (i) a change in the market price or trading volume of the Common Shares or (ii) changes in general economic conditions or changes affecting the industry in which the Company operates generally (as opposed to Company-specific changes) so long as such changes do not have a disproportionate effect on the Company and its Subsidiaries taken as a whole.

“Material Permits” has the meaning set forth in Section 3.1(t).

“Options” means any outstanding rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, a partial proceeding, such as a deposition), whether commenced or threatened in writing.

“Regulation D” has the meaning set forth in the Preamble.

“Rule 144,” “Rule 415,” and “Rule 424” means Rule 144, Rule 415 and Rule 424, respectively, promulgated by the SEC pursuant to the Securities Act, as such Rules may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such Rule.

“SEC” has the meaning set forth in the Preamble.

“SEC Reports” has the meaning set forth in Section 3.1(g).

“Securities” has the meaning set forth in the Preamble.

“Securities Act” has the meaning set forth in the Preamble.

“Securities Act (British Columbia)” has the meaning set forth in Section  3.1(g).

“Shares” means shares of the Company’s Common Shares.

“Short Sales” has the meaning set forth in Section 3.2(h).

“Subsidiary” means any direct or indirect subsidiary of the Company.

“Trading Day” means (i) a day on which the Common Shares are traded on a Trading Market (other than the OTC Bulletin Board), or (ii) if the Common Shares are not listed or quoted on a Trading Market (other than the OTC Bulletin Board), a day on which the Common Shares are traded in the over-the-counter market, as reported by the OTC Bulletin Board, or (iii) if the Common Shares is not listed or quoted on any Trading Market, a day on which the Common Shares is quoted in the over-the-counter market as reported by the Pink Sheets LLC (or any similar organization or agency succeeding to its functions of reporting prices); provided, that in the event that the Common Shares is not listed or quoted as set forth in (i), (ii) and (iii) hereof, then Trading Day shall mean a Business Day.

“Trading Market” means whichever of the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market or OTC Bulletin Board on which the Common Shares are listed or quoted for trading on the date in question.

“Transaction” has the meaning set forth in Section 3.2(h).

“Transaction Documents” means this Agreement, the schedules and exhibits attached hereto, the Warrant and the Transfer Agent Instructions.

“Transfer Agent” means  Computershare LLC, or any successor transfer agent for the Company.

“Transfer Agent Instructions” means, with respect to the Company, the Irrevocable Transfer Agent Instructions, in the form of Exhibit B, executed by the Company and delivered to and acknowledged in writing by the Transfer Agent.

“Warrants” has the meaning set forth in the Preamble.

“Warrant Shares” has the meaning set forth in the Preamble.

ARTICLE II
PURCHASE AND SALE

2.1  Closing.  Subject to the terms and conditions set forth in this Agreement, at the Closing the Company shall issue and sell to each Investor, and each Investor shall, severally and not jointly, purchase from the Company, such number of Common Shares and Warrants for the price set forth on such Investor’s signature page to this Agreement.  The date and time of the Closing and shall be 11:00 a.m., New York City Time, on the Closing Date.  The Closing shall take place at the offices of the Company’s Counsel.

2.2  Closing Deliveries.

(a)  At the Closing, the Company shall deliver or cause to be delivered to each Investor the following:

(i)      a copy of the Company’s irrevocable instructions to the Transfer Agent instructing the Transfer Agent to deliver, on an expedited basis, one or more stock certificates or DRS statements (as the case may be), evidencing such number of Common Shares set forth on such Investor’s signature page to this Agreement, registered in the name of such Investor;

(ii)      a Warrant, issued in the name of such Investor, pursuant to which such Investor shall have the right to acquire such number of Warrant Shares set forth on such Investor’s signature page to this Agreement; and

(iii)     the resolutions adopted by the Board of Directors of the Company approving the transactions contemplated by this Agreement and the other Transaction Documents and the issuance of the Securities; and

(b)  At the Closing, each Investor shall deliver or cause to be delivered to the Company the purchase price set forth on such Investor’s signature page to this Agreement in United States dollars (or in Canadian dollars, if applicable) and in immediately available funds, by wire transfer to an account designated in writing to such Investor by the Company for such purpose.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

3.1   Representations and Warranties of the Company.  The Company hereby represents and warrants to the Investor as follows:

(a)   Subsidiaries.  The Company owns or controls, directly or indirectly, all of the capital stock or comparable equity interests of each Subsidiary free and clear of any Lien, and all issued and outstanding shares of capital stock or comparable equity interest of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights.

(b)  Organization and Qualification. The Company and each Subsidiary is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with the requisite legal authority to own and use its properties and assets and to carry on its business as currently conducted.  Neither the Company nor any Subsidiary is in violation of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents.  The Company and each Subsidiary is duly qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.

(c)   Authorization; Enforcement. The Company has the requisite corporate authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents to which it is a party and otherwise to carry out its obligations hereunder and thereunder.  The execution and delivery of each of the Transaction Documents to which it is a party by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company and no further consent or action is required by the Company, its Board of Directors or its stockholders.

(d)  No Conflicts.  The execution, delivery and performance of the Transaction Documents to which it is a party by the Company and the consummation by the Company of the transactions contemplated hereby and thereby do not, and will not (except for such outstanding debt instruments which contain a right of first refusal, for which notice to such debt holder has been provided and waived), (i) conflict with or violate any provision of the Company’s or any Subsidiary’s certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or any Subsidiary is subject (including, assuming the accuracy of the representations and warranties of the Investor set forth in Section 3.2 hereof, federal and state securities laws and regulations and the rules and regulations of any self-regulatory organization to which the Company or its securities are subject, including all applicable Trading Markets), except to the extent that such violation would not reasonably be expected to have a Material Adverse Effect.

(e)  The Securities. The Securities, including the Warrant Shares, are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens and will not be subject to preemptive or similar rights of stockholders (other than those imposed by the Investor).

(f)   Capitalization. The aggregate number of shares and type of all authorized, issued and outstanding classes of capital stock, options and other securities of the Company (whether or not presently convertible into or exercisable or exchangeable for shares of capital stock of the Company) is set forth in the SEC Reports or has been provided or made available to the Investor upon request.  All outstanding shares of capital stock are duly authorized, validly issued, fully paid and nonassessable and have been issued in compliance in all material respects with all applicable securities laws.  Except as disclosed in the SEC Reports or as otherwise disclosed to Investor(s) (but not yet contained in the SEC Reports as of the date hereof), the Company did not have outstanding at September 30, 2022 any other Options, script rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or entered into any agreement giving any Person any right to subscribe for or acquire, any Common Shares, or securities or rights convertible or exchangeable into Common Shares.  Except as set forth the SEC Reports, and except for customary adjustments as a result of stock dividends, stock splits, combinations of shares, reorganizations, recapitalizations, reclassifications or other similar events, there are no anti-dilution or price adjustment provisions contained in any security issued by the Company (or in any agreement providing rights to security holders) and the issuance and sale of the Securities will not obligate the Company to issue Common Shares or other securities to any Person (other than the Investor) and will not result in a right of any holder of securities to adjust the exercise, conversion, exchange or reset price under such securities.

(g)  SEC Reports; Financial Statements.  Except as set forth on Schedule 3.1(g), the Company has filed all reports required to be filed by it pursuant to the requirements of the Securities Act (British Columbia) or, if and when applicable, the Securities Exchange Act of 1934, as amended (the “1934 Act”), for the 12 months preceding the date hereof on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension and has filed all reports required to be filed by it under the Securities Act (British Columbia) or Exchange Act for the two years preceding the date hereof.  Such reports required to be filed by the Company under the Securities Act (British Columbia) or Exchange Act, together with any materials filed or furnished by the Company under the Securities Act (British Columbia) or Exchange Act, as applicable, whether or not any such reports were required being collectively referred to herein as the “SEC Reports” and, together with this Agreement and the Schedules to this Agreement, the “Disclosure Materials”.  As of their respective dates (or, if amended or superseded by a filing prior to the Closing Date, then on the date of such filing), the SEC Reports filed by the Company complied in all material respects with the requirements of the Securities Act (British Columbia) and the Exchange Act, as applicable, and the rules and regulations promulgated thereunder.  The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations applicable to it with respect thereto as in effect at the time of filing (or, if amended or superseded by a filing prior to the Closing Date, then on the date of such filing).  Such financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements, the notes thereto and except that unaudited financial statements may not contain all footnotes required by IFRS or may be condensed or summary statements, and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments.  All material agreements to which the Company is a party or to which the property or assets of the Company are subject are included as part of or identified in the SEC Reports, to the extent such agreements are required to be included or identified pursuant to the applicable rules and regulations .

(h)  Solvency.   Since the date of the latest audited financial statements included within the SEC Reports, except as disclosed in the SEC Reports, the Company has not taken any steps to seek protection pursuant to any bankruptcy law nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so.

(i)  Absence of Litigation.  Except as disclosed in the SEC Reports, there is no action, suit or Proceeding, or, to the Company's knowledge, inquiry or investigation, before or by any court, public board, government agency, self-regulatory organization or body pending or, that could, individually or in the aggregate, to have a Material Adverse Effect.

(j)  Compliance.  Except as would not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect, neither the Company nor any Subsidiary is in violation of any order of any court, arbitrator or governmental body, or (iii)  neither the Company nor any Subsidiary is or has been in violation of any statute, rule or regulation of any governmental authority.

(k)  Real Property.  Neither the Company nor any Subsidiary owns real property.  Any real property and facilities held under lease by the Company or any Subsidiary is held by it under valid, subsisting and enforceable leases of which the Company and each Subsidiary is in material compliance.

(l)   No General Solicitation.  Neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Securities.  The Company acknowledges that is has not engaged a placement agent in connection with the sale of the Securities.

(m) Private Placement; Investment Company.  Neither the Company nor any of its Affiliates nor, any Person acting on the Company’s behalf has, directly or indirectly, at any time within the past six months, made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would (i) eliminate the availability of the exemption from registration under Regulation D under the Securities Act in connection with the offer and sale by the Company of the Securities as contemplated hereby or (ii) cause the offering of the Securities pursuant to the Transaction Documents to be integrated with prior offerings by the Company for purposes of any applicable law, regulation or stockholder approval provisions, including, without limitation, under the rules and regulations of any Trading Market.  Assuming the accuracy of the representations and warranties of the Investor set forth in Section 3.2, no registration under the Securities Act is required for the offer and sale of the Securities by the Company to the Investor as contemplated hereby. The sale and issuance of the Securities hereunder does not contravene the rules and regulations of any Trading Market on which the Common Shares are listed or quoted.  The Company is not required to be registered as, and is not an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(n)  Listing and Maintenance Requirements.  The Company has not, in the twelve months preceding the date hereof, received notice (written or oral) from any Trading Market on which the Common Shares are or have been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market.  The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.

(o) Registration Rights.  Except as described in the SEC Reports, the Company has not granted or agreed to grant to any Person any rights (including “piggy-back” registration rights) to have any securities of the Company registered with the SEC or any other governmental authority that have not expired or been satisfied or waived.

(p)  Disclosure.  The Company confirms that neither it nor any officers, directors or Affiliates, has provided any of the Investor or their agents or counsel with any information that constitutes or might constitute material, nonpublic information (other than the existence and terms of the issuance of Securities, as contemplated by this Agreement).  The Company understands and confirms that each of the Investor will rely on the foregoing representations in effecting transactions in securities of the Company.  All disclosure provided by the Company to the Investor regarding the Company, its business and the transactions contemplated hereby, including the Schedules to this Agreement furnished by or on behalf of the Company, are true and correct in all material respects and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  To the Company's knowledge, except for the transactions contemplated by this Agreement, no event or circumstance has occurred or information exists with respect to the Company or any Subsidiary or their businesses, properties, operations or financial condition, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed.

(q) Acknowledgment Regarding Investors' Purchase of Securities.  Based upon the assumption that the transactions contemplated by this Agreement are consummated in all material respects in conformity with the Transaction Documents, the Company acknowledges and agrees that each of the Investor is acting solely in the capacity of an arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby.  The Company further represents to the Investor that the Company’s decision to enter into this Agreement has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its advisors and representatives.

(r)   Patents and Trademarks.  The Company and each Subsidiary owns, or possesses adequate rights or licenses to use, all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and other intellectual property rights (“Intellectual Property Rights”) necessary to conduct their respective businesses as now conducted.  None of the Company’s or any Subsidiary’s Intellectual Property Rights have expired or terminated, or are expected to expire or terminate within three years from the date of this Agreement.  The Company does not have any knowledge of any infringement by the Company or any Subsidiary of Intellectual Property Rights of others.  Except as disclosed in the SEC Reports, there is no claim, action or proceeding being made or brought, or to the knowledge of the Company, being threatened, against the Company or any Subsidiary regarding its Intellectual Property Rights.

(s)  Insurance.  The Company and each Subsidiary is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses and locations in which the Company and each Subsidiary is engaged.

(t)   Regulatory Permits.  The Company and each Subsidiary possesses all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as presently conducted and described in the SEC Reports (“Material Permits”), except where the failure to possess such permits does not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, and neither the Company nor any Subsidiary has received any written notice of proceedings relating to the revocation or modification of any Material Permit.

(u)  [reserved].

(v)  Foreign Corrupt Practices.  Neither the Company nor any Subsidiary nor, to the knowledge of the Company, any director, officer, agent, employee or other Person acting on behalf of the Company or any Subsidiary has, in the course of its actions for, or on behalf of, the Company (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political parties or campaigns from corporate funds; (iii) violated or is in violation in any material respect of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

(w)  [reserved]

(x)  Employee Relations.  Neither the Company nor any Subsidiary is a party to any collective bargaining agreement or employs any member of a union.  Except as disclosed in the SEC Reports, during the period covered by the SEC Reports, no executive officer of the Company or any Subsidiary has notified the Company or any Subsidiary that such officer intends to leave the Company or a Subsidiary, as applicable, or otherwise terminate such officer's employment with the Company or a Subsidiary, as applicable.

(y)  Tax Status.  The Company and each Subsidiary (i) has made or filed all foreign, federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply.  There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

3.2   Representations and Warranties of the Investor.  Each Investor hereby, as to itself only and for no other Investor, represents and warrants to the Company as follows:

(a)   Organization; Authority.  To the extent such Investor is an entity, it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite corporate, partnership or other power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder.  The purchase by such Investor of the Securities hereunder has been duly authorized by all necessary corporate, partnership or other action on the part of such Investor.  This Agreement has been duly executed and delivered by such Investor and constitutes the valid and binding obligation of such Investor, enforceable against it in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(b)  No Public Sale or Distribution.  Such Investor is (i) acquiring the Common Shares and the Warrants and (ii) upon exercise of the Warrants will acquire the Warrant Shares issuable upon exercise thereof,  in the ordinary course of business for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws, and such Investor does not have a present arrangement to effect any distribution of the Securities to or through any person or entity; provided, however, that by making the representations herein, such Investor does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the Securities Act.

(c)   Investor Status.  At the time such Investor was offered the Securities, it was, at the date hereof it is, and on the date which it exercises any Warrants it will be an “accredited investor” as defined in Rule 501(a) under the Securities Act (and as such term is defined in National Instrument 45-106 – Prospectus Exemptions (“NI 45-106"), if relying on applicable Canadian securities law and rules) or a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act.  Such Investor is not a registered broker dealer registered under Section 15(a) of the Exchange Act, or a member of FINRA or an entity engaged in the business of being a broker dealer.  Such investor has provided the Company with an Accredited Investor Questionnaire in support of its status as such.

(d)  General Solicitation.  Such Investor is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media, broadcast over television or radio, disseminated over the Internet or presented at any seminar or any other general solicitation or general advertisement.

(e)  Experience of Such Investor.  Such Investor, either alone or together with its representatives has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment.  Such Investor understands that it must bear the economic risk of this investment in the Securities indefinitely, and is able to bear such risk and is able to afford a complete loss of such investment.

(f)  Access to Information.  Such Investor acknowledges that it has reviewed the Disclosure Materials and has been afforded: (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) access to information about the Company and each Subsidiary and their respective financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.  Neither such inquiries nor any other investigation conducted by or on behalf of such Investor or its representatives or counsel shall modify, amend or affect such Investor’s right to rely on the truth, accuracy and completeness of the Disclosure Materials and the Company’s representations and warranties contained in the Transaction Documents.  Such Investor acknowledges receipt of or electronic access to copies of the SEC Reports and that Investor is relying solely on the SEC Reports and Disclosure Materials and has had an opportunity to ask and have answered any questions and make whatever inquires it deems necessary and desired in order to make its investment decision.

(g)  No Governmental Review.  Such Investor understands that no United States or Canadian federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

(h) No Conflicts.  The execution, delivery and performance by such Investor of this Agreement and the consummation by such Investor of the transactions contemplated hereby will not (i) result in a violation of the organizational documents of such Investor or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Investor is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to such Investor, except in the case of clauses (ii) and (iii) above, for such that are not material and do not otherwise affect the ability of such Investor to consummate the transactions contemplated hereby.

(i)   Prohibited Transactions; Confidentiality.  The Investor shall not, directly or indirectly, and no Person acting on behalf of or pursuant to any understanding with Investor, and has not engaged in any purchases or sales in the securities, including derivatives, of the Company (including, without limitation, any Short Sales (a “Transaction”) involving any of the Company’s securities) since the time that such Investor was first contacted by the Company or any other Person regarding an investment in the Company.  Such Investor covenants that neither it nor any Person acting on its behalf or pursuant to any understanding with such Investor will engage, directly or indirectly, in any Transactions in the securities of the Company (including Short Sales) prior to the time the transactions contemplated by this Agreement are publicly disclosed.  “Short Sales” include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps, derivatives and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker-dealers or foreign regulated brokers.

(j)  Restricted Securities.  The Investor understand that the Securities are characterized as “restricted securities” under the U.S. federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may not be resold without registration under the Securities Act or such applicable securities laws and rules of Canada and only in certain limited circumstances.

(k)  Legends.  It is understood that, except as provided in Section 4.1(b) of this Agreement, certificates and electronic statements evidencing such Securities may bear the legend and restrictions set forth in Section 4.1 or as the Transfer Agent may apply).

(l)  No Legal, Tax or Investment Advice.  Such Investor understands that nothing in this Agreement or any other materials presented by or on behalf of the Company to the Investor in connection with the purchase of the Securities constitutes legal, tax or investment advice.  Such Investor has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in con-nection with its purchase of the Securities.

(m)  The Investor is familiar with the “bad actor” provisions of Rule 506(d) under the Securities Act (“Rule 506(d)”) and except as set forth therein, the Investor is not and has not been subject to or experienced any of the events described in Rule 506(d)(1)(i)-(viii) (a "Disqualifying Event"). The Purchaser further covenants and agrees to notify the Company as soon as practicable of the Investor becoming subject to or experiencing a Disqualifying Event or the occurrence of any other event that would cause the representations set forth in the preceding sentence to be inaccurate.

ARTICLE IV
OTHER AGREEMENTS OF THE PARTIES

4.1          Transfer Restrictions.

(a)  The Investors covenant that the Securities will only be disposed of pursuant to an effective registration statement under, and in compliance with the requirements of, the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act, and in compliance with any applicable state securities laws (or, if and as applicable, the securities laws of Canada).  In connection with any transfer of Securities other than pursuant to an effective registration statement or to the Company, or pursuant to Rule 144 (or such other available exemption pursuant to the laws, rules and/or regulations of the United States or Canada, as applicable), the Company may require the transferor to provide to the Company an opinion of counsel selected by the transferor, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration under the Securities Act.  Notwithstanding the foregoing, the Company hereby consents to and agrees to register on the books of the Company and with its Transfer Agent, without any such legal opinion, except to the extent that the transfer agent requests such legal opinion, any transfer of Securities by an Investor to an Affiliate of such Investor, provided that the transferee certifies to the Company that it is an “accredited investor” as defined in Rule 501(a) under the Securities Act and provided that such Affiliate does not request any removal of any existing legends on any certificate evidencing the Securities.

(b)  The Investors agree to the imprinting, until no longer required by this Section 4.1(b), of the following legend on any certificate evidencing any of the Securities:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS, AND MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO PARCELPAL TECHNOLOGY INC. (THE "CORPORATION") (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT, OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT AND, IN EACH CASE, IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED TO COMPUTERSHARE TRUST COMPANY OF CANADA TO THE EFFECT THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

(IF TRANSFERRED OR SOLD UNDER AVAILABLE AND APPLICABLE EXEMPTION IN CANADA) - UNLESS PERMITTED UNDER (Canadian) SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE PERIOD OF FOUR MONTHS AND ONE DAY HAVE PASSED SINCE THE SALE AND ISSUANCE OF THE SECURITIES / COMMON SHARES ISSUED TO THE INVESTOR.

Certificates and/or DRS statements evidencing the Common Shares and Warrant Shares shall not be required to contain such legend or any other legend (i) while a registration statement (including the Registration Statement) covering the resale of the Common Shares and the Warrant Shares is effective under the Securities Act or such applicable Canadian securities laws, (ii) following any sale of such Securities pursuant to Rule 144 (or such other available exemption pursuant to the laws, rules and/or regulations of the United States or Canada, as applicable) if the Investor provides the Company with a legal opinion (and the documents upon which the legal opinion is based) reasonably acceptable to the Company to the effect that the Securities can be sold under Rule 144, (iii) if the Securities are eligible for sale under Rule 144 or such other applicable exemption, or (iv) if the Investor provides the Company with a legal opinion (and the documents upon which the legal opinion is based) reasonably acceptable to the Company to the effect that the legend is not required under applicable requirements of the Securities Act (including controlling judicial interpretations and pronouncements issued by the Staff of the SEC or the BCSC).

4.2  Furnishing of Information.  Until the date that any Investor owning Common Shares or Warrant Shares may sell all of them under Rule 144 of the Securities Act (or any successor provision or such other applicable exemption), the Company covenants to use its commercially reasonable efforts to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the securities rules and regulations applicable to it.

4.3   [reserved]

4.4  Securities Laws Disclosure; Publicity.  If required under applicable laws and rules, within four (4) Business Days thereafter, when and as required under applicable securities rules and regulations, the Company shall issue a press release and file a Current Report on Form 6-K with the SEC (the “6-K Filing”) describing the terms of the transactions contemplated by the Transaction Documents.

4.5  Use of Proceeds.  The Company intends to use the net proceeds from the sale of the Securities for working capital and general corporate purposes.  The Company also may use a portion of the net proceeds, currently intended for general corporate purposes, to acquire or invest in technologies, products or services that complement its business or increase shareholder value.  Pending these uses, the Company intends to invest the net proceeds from this offering in short-term, interest-bearing, investment-grade securities, or as otherwise deemed reasonable by the directors and officers of the Company.

ARTICLE V
CONDITIONS

5.1  Conditions Precedent to the Obligations of the Investors.  The obligation of the Investors to acquire Securities at the Closing is subject to the satisfaction or waiver by such Investor, at or before the Closing, of each of the following conditions:

(a)  Representations and Warranties.  The representations and warranties of the Company contained herein shall be true and correct in all material respects as of the date when made and as of the Closing as though made on and as of such date; and

(b) Performance.  The Company and the Investors shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by it at or prior to the Closing.

(c)  No Suspensions of Trading in Common Shares; Listing. Trading in the Common Shares shall not have been suspended by any Trading Market (except for any suspensions of trading of not more than one Trading Day solely to permit dissemination of material information regarding the Company) at any time since the date of execution of this Agreement, and the Common Shares shall have been at all times since such date listed or quoted for trading on a Trading Market.

(d)  Absence of Litigation. No action, suit or proceeding by or before any court or any governmental body or authority, against the Company or any Subsidiary or pertaining to the transactions contemplated by this Agreement or their consummation, shall have been instituted on or before the Closing Date, which action, suit or proceeding would, if determined adversely, have a Material Adverse Effect.

5.2  Conditions Precedent to the Obligations of the Company.  The obligation of the Company to sell the Securities at the Closing is subject to the satisfaction or waiver by the Company, at or before the Closing, of each of the following conditions:

(a)  Representations and Warranties.  The representations and warranties of the Investors contained herein shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made on and as of such date; and

(b) Performance.  The Investors shall have performed, satisfied and complied in all material respects with all covenants, agreements, questionnaires and conditions required by the Transaction Documents to be performed, satisfied or complied with by each Investor at or prior to the Closing, including the execution and delivery of an accredited investor questionnaire.

ARTICLE VI
MISCELLANEOUS

6.1  Termination.  This Agreement may be terminated by the Company, by written notice to the other parties, if the Closing has not been consummated by the third (3rd) Trading Day following the date of this Agreement; provided that no such termination will affect the right of the Company to sue for any breach by the other party (or parties).

6.2  Fees and Expenses.  Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.  The Company shall pay all Transfer Agent fees, stamp taxes and other taxes and duties levied in connection with the sale and issuance of the applicable Securities.

6.3  Entire Agreement.  The Transaction Documents, together with the Exhibits and Schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.  At or after the Closing, and without further consideration, the Company will execute and deliver to the Investors such further documents as may be reasonably requested in order to give practical effect to the intention of the parties under the Transaction Documents.

6.4  Notices.  Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile or email at the facsimile number or email address specified in this Section  prior to 6:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile or email at the facsimile number or email address specified in this Section on a day that is not a Trading Day or later than 6:30 p.m. (New York City time) on any Trading Day, (c) the Trading Day following the date of deposit with a nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given.  The addresses, facsimile numbers and email addresses for such notices and communications are those set forth on the signature pages hereof, or such other address or facsimile number as may be designated in writing hereafter, in the same manner, by any such Person.

6.5  Amendments; Waivers.  No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by the Company and each of the Investors or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought.  No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.

6.6  Construction.  The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.  The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

6.7  Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns.  The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Investor.  Any Investor may assign its rights under this Agreement to any Person to whom such Investor assigns or transfers any Securities, provided (i) such transferor agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Company after such assignment, (ii) the Company is furnished with written notice of the name and address of such transferee or assignee and consents to the assignment hereunder or thereunder, (iii) following such transfer or assignment, the further disposition of such securities by the transferee or assignee is restricted under the Securities Act and applicable state securities laws, (iv) such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions hereof that apply to the “Investors” and (v) such transfer shall have been made in accordance with the applicable requirements of this Agreement and with all laws applicable thereto.

6.8  No Third-Party Beneficiaries.  This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

6.9  Governing Law; Venue; Waiver of Jury Trial.  THE CORPORATE LAWS OF THE STATE OF NEW YORK SHALL GOVERN ALL ISSUES CONCERNING THE RELATIVE RIGHTS OF THE COMPANY AND ITS STOCKHOLDERS.  ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.  THE COMPANY AND INVESTORS HEREBY IRREVOCABLY SUBMIT TO THE NON-EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN FOR THE ADJUDICATION OF ANY DISPUTE BROUGHT BY THE COMPANY OR ANY INVESTOR HEREUNDER, IN CONNECTION HEREWITH OR WITH ANY TRANSACTION CONTEMPLATED HEREBY OR DISCUSSED HEREIN (INCLUDING WITH RESPECT TO THE ENFORCEMENT OF ANY OF THE TRANSACTION DOCUMENTS), AND HEREBY IRREVOCABLY WAIVE, AND AGREE NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING BROUGHT BY THE COMPANY OR ANY INVESTOR, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, OR THAT SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER.  EACH PARTY HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF VIA REGISTERED OR CERTIFIED MAIL OR OVERNIGHT DELIVERY (WITH EVIDENCE OF DELIVERY) TO SUCH PARTY AT THE ADDRESS IN EFFECT FOR NOTICES TO IT UNDER THIS AGREEMENT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF.  NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW.  THE COMPANY AND INVESTORS HEREBY WAIVE ALL RIGHTS TO A TRIAL BY JURY.

6.10   Survival.  The representations and warranties, agreements and covenants contained herein shall survive the Closing.

6.11        Execution.  This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart.  In the event that any signature is delivered by facsimile transmission or email attachment, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or email-attached signature page were an original thereof.

6.12        Severability.  If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

6.13        Remedies.  In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Investor and the Company will be entitled to seek specific performance under the Transaction Documents.  The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agree to waive in any action for specific performance of any such obligation (other than in connection with any action for a temporary restraining order) the defense that a remedy at law would be adequate.

6.14        Adjustments in Share Numbers and Prices.  In the event of any stock split, subdivision, dividend or distribution payable in Common Shares (or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly Common Shares), combination or other similar recapitalization or event occurring after the date hereof, each reference in any Transaction Document to a number of shares or a price per share shall be amended to appropriately account for such event.

6.15           Independent Nature of Investors' Obligations and Rights.  The obligations of each Investor under any Transaction Document are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor under any Transaction Documents.  The decision of each Investor to purchase Securities pursuant to this Agreement has been made by such Investor independently of any other Investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company, which may have been made or given by any other Investor or by any agent or employee of any other Investor, and no Investor or any of its agents or employees shall have any liability to any other Investor (or any other person) relating to or arising from any such information, materials, statements or opinions.  Nothing contained herein or in any Transaction Document, and no action taken by any Investor pursuant thereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Document.  Each Investor acknowledges that no other Investor has acted as agent for such Investor in connection with making its investment hereunder and that no other Investor will be acting as agent of such Investor in connection with monitoring its investment hereunder.  Each Investor shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Investor to be joined as an additional party in any Proceeding for such purpose.

6.16        Replacement of Securities.  If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and the execution by the holder thereof of a customary lost certificate affidavit of that fact and an agreement to indemnify and hold harmless the Company for any losses in connection therewith.  The applicants for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement Securities.

[SIGNATURE PAGES TO FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

PARCELPAL LOGISTICS INC.

By:
Name:	Rich Wheeless
Title:	Chief Executive Officer

Address for Notice:

1111 Melville Street, Suite 620,

Vancouver, BC V6A 2S5, Canada

With a copy to:

Rimon, P.C.
100 Park Avenue
New York, NY 10017
Attn: Theodore J. Ghorra, Esq.
Tel and Fax: 212-515-9979

COMPANY SIGNATURE PAGE

Investor Signature Page

By its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of the Securities Purchase Agreement dated as of February __, 2023 (the “Purchase Agreement”) by and among ParcelPal Logistics Inc. and the Investor (as defined therein), as to the number of Common Shares and Warrants set forth below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor:

By:
Name:
Title:

Address:

Telephone No.:

Facsimile No.:

Email Address:

Number of Shares:

Number of Warrants:

Aggregate Purchase Price:

$[__________] USD

$ CAN

Delivery Instructions (if different than above):

c/o:

Address:

Telephone No.:

Facsimile No. :

Other Special Instructions: